                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                For the month of

                                  October 2000

                     Sapiens International Corporation N.V.
                 (translation of registrant's name into English)

                              c/o Landhuis Joonchi
                           Kaya Richard J. Beaujon z/n

                                  P.O. Box 837
                                   Willemstad
                          Curacao, Netherlands Antilles

                                (599) (9) 7366277
                    (address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                                              Form 20-F  X    Form 40-F ___
                                                        ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                                    Yes ___   No  X
                                                                 ---

[GRAPHIC OMITTED]

     FOR ADDITIONAL INFORMATION

     Lauri Hanover                         John W. Heilshorn, Jr./Jody Burfening
     Chief Financial Officer               Lippert/Heilshorn &
     Sapiens International                 Associates Inc.
     Tel:  +1-877-554-2426                 Tel: +1-212- 838-3777
           +972-8-938-2701
     E-mail: lauri.h@sapiens.com           E-mail: john@lhai.com
             -------------------                   -------------

                    SAPIENS COMMENTS ON THIRD QUARTER RESULTS

Research Triangle Park, N.C.--October 12, 2000 --Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solution provider, today announced that revenues and net loss for the third quarter ended September 30, 2000 will be substantially lower than those for the third quarter of 1999. Revenues for the third quarter are expected to be approximately $17 million. Net loss for the quarter is expected to be between $0.31 to $0.32 per share. The Company plans to report final third quarter results on October 31, 2000.

"Two principal factors contributed to the shortfall in our revenues and earnings this quarter," said Dan Falk, Sapiens' President and Chief Executive Officer. "First, the dramatic devaluation of the euro has had a significant impact on our strong and growing European operations. We believe that our significant footprint in Europe has provided and will continue to provide us with a critical competitive advantage in the long run. However, in the short term, the weakness of the euro will have a negative impact on our financial results. Second, certain large projects, which were expected to close in the third quarter, remain in the sales process. We continue to execute on our long-term strategy and remain positive about our future."

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, The Principal Financial Group and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

     FOR ADDITIONAL INFORMATION

     Lauri Hanover                         John W. Heilshorn, Jr./Jody Burfening
     Chief Financial Officer               Lippert/Heilshorn &
     Sapiens International                 Associates Inc.
     Tel:  +1-877-554-2426                 Tel: +1-212- 838-3777
           +972-8-938-2701
     E-mail: lauri.h@sapiens.com           E-mail: jody@lhai.com
             -------------------                   -------------

       SAPIENS INTERNATIONAL ANNOUNCES DISAPPOINTING THIRD QUARTER RESULTS

             Company Projects Better Results in Fourth Quarter 2000

Research Triangle Park, N.C.--October 30, 2000 --Sapiens International Corporation N.V. (Nasdaq NM: SPNS), a global e-business solution provider, today announced unaudited results of operations for the third quarter and nine months ended September 30, 2000.

Revenues in the third quarter of 2000 were $17.1 million compared with $23.4 million in the third quarter of 1999. Year-to-date revenues were $61.2 million compared with $67.0 million for the same period last year. Product revenues in the third quarter were $9.0 million compared with $12.0 million a year ago. For the first nine months of the year, product revenues reached $34.7 million compared with $33.2 million for the same period last year. Year-to-date consulting and other services revenue was $26.5 million versus $33.8 million in the first nine months of 1999.

Consolidated operating loss in the third quarter was $7.9 million compared with an operating profit of $3.3 million in the third quarter of 1999. For the first nine months of the year, operating loss was $11.7 million compared with an operating profit of $9.8 million in the same period last year. Consolidated net loss in the third quarter was $7.0 million, or $.31 per share on a diluted basis, compared with net income of $3.9 million, or $0.16 per share on a diluted basis, in the third quarter of 1999. Net loss for the first nine months was $10.4 million, or $0.46 per share on a diluted basis, compared with a net income of $10.6 million, or $0.43 per share on a diluted basis, in the same period last year.

Commenting on the results, Dani Falk, Chief Executive Officer said, "We are disappointed with the results of Q3, particularly following a positive first half of the year -- but are encouraged by the early indications of our business in Q4. In Europe, several euro contracts were postponed due to the uncertainty during the summer surrounding the determination of the participating countries to move towards the single European currency. This uncertainty seems to have been short-lived. Already in October, two of these clients signed euro contracts and we expect the others to follow suit. In the Far East, a number of significant license sales, which were expected to close in Q3, were delayed as a result of our announced merger agreement with Ness Technologies Ltd. We are moving towards closure of these deals in Q4. In North America, we were pleased by the 48% revenue growth on a sequential basis and by the strong market response to our eMerge AS/400 offering.

"We are taking the necessary steps to return to profitability. Our action plan includes better utilization of our resources; a sharpening of our focus on critical territories such as the US, UK, France and Japan; and increased market penetration led by our field-proven eMerge offering. We are pleased to report that eMerge is now in production at major clients in the US and Europe and has displayed maturity on the back end of large scale IT systems with openness to the challenges of the new economy.

"In light of the initial start that we have seen in the fourth quarter, we look forward to better results in Q4. We also believe that given the market opportunities for our euro and eMerge solutions we will see improved revenue growth in 2001 and a return to profitability."

About Sapiens:

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations

You are invited to visit us on the World Wide Web at http://www.sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                   Condensed Consolidated Statements of Income

              (U.S. Dollars in thousands, except per share amounts)

                                                         For the three months ended          For the nine months ended
                                                       --------------------------------   --------------------------------
                                                         9/30/2000         9/30/1999        9/30/2000         9/30/1999
                                                       --------------    --------------   ---------------   --------------
                                                        (Unaudited)        (Unaudited)     (Unaudited)       (Unaudited)
Revenues

Products                                                   $   9,011           $ 12,008       $  34,657          $ 33,218
Consulting and other services                                  8,047             11,402          26,528            33,820
                                                       --------------    --------------   ---------------   --------------
Total revenues                                                17,058             23,410          61,185            67,038
                                                       --------------    --------------   ---------------   --------------

Cost of revenues
Products                                                       6,711              4,251          16,858            11,869
Consulting and other services                                  6,465              7,717          19,781            21,206
                                                       --------------    --------------   ---------------   --------------
Total cost of revenues                                        13,176             11,968          36,639            33,075
                                                       --------------    --------------   ---------------   --------------

Gross Profit                                                   3,882             11,442          24,546            33,963

Expenses
Research and development, net                                  1,890              1,264           6,284             3,740
Selling, general and administrative                            9,621              6,628          29,180            19,803
Amortization of goodwill                                         282                284             828               574
                                                       --------------    --------------   ----------------  --------------

Operating Income/(Loss)                                       (7,911)             3,266         (11,746)            9,846

Financial income/(expenses), net                                (149)                71            (371)              432
Other income/(expenses), net (a)                               1,103                523             335             1,728
                                                       --------------    --------------   ---------------   --------------

Net Income/(Loss)                                          $  (6,957)           $ 3,860       $ (10,389)         $ 10,613
                                                       ==============    ==============   ===============   ==============

Preferred stock dividend                                         (17)              (105)           (107)             (315)
                                                       --------------    --------------   ---------------   --------------
Net income/(loss) to common shareholders                   $  (6,974)           $ 3,755       $ (10,496)         $ 10,298
                                                       ==============    ==============   ===============   ==============

Basic earnings/(loss) per share                            $   (0.31)           $  0.18         $ (0.46)          $  0.50
                                                       ==============    ==============   ===============   ==============
Diluted earnings/(loss) per share (b,c)                    $   (0.31)           $  0.16         $ (0.46)          $  0.43
                                                       ==============    ==============   ===============   ==============

Weighted average shares used to compute:
Basic earnings/(loss) per share                               22,764             20,991          22,745            20,692
Diluted earnings/(loss) per share (b)                         22,764             24,705          22,745            24,374

Note a: Includes other expenses, taxes and minority interest b: Due to the net loss in 2000 the inclusion of dilutive securities would be antidilutive.
        c: For the computation of diluted earnings per share in 1999, net income is reduced by the preferred stock dividend only when inclusion would be antidilutive.

                     SAPIENS INTERNATIONAL CORPORATION N.V.

                      Condensed Consolidated Balance Sheets
                           (U.S. Dollars in thousands)

                                                          9/30/2000             12/31/1999
                                                       ----------------       ----------------
                                                         (Unaudited)             (Audited)

Assets

       Cash                                                  $  15,907                $ 8,735
       Short-term investments                                    7,320                  8,055
                                                       ----------------       ----------------
                                                                23,227                 16,790
       Trade receivables                                        33,551                 31,943
       Other current assets                                      9,079                  7,118
                                                       ----------------       ----------------
       Total current assets                                     65,857                 55,851
                                                       ----------------       ----------------

       Property and equipment, net                               5,814                  5,207
       Other assets                                             29,105                 24,047

                                                       ----------------       ----------------
Total assets                                                 $ 100,776                $85,105
                                                       ================       ================


Liabilities and shareholders' equity

       Short-term loans and current maturities
          of long-term debt                                  $  15,900                $ 3,657
       Trade payables                                            4,096                  3,495
       Other liabilities and accrued expenses                   16,004                 15,988
       Deferred revenue                                          3,192                  2,392
                                                       ----------------       ----------------
       Total current liabilities                                39,192                 25,532
                                                       ----------------       ----------------

       Long-term debt and other liabilities                     15,673                  8,159
       Shareholders' equity                                     45,911                 51,414

                                                       ----------------       ----------------
Total liabilities and shareholders' equity                   $ 100,776                $85,105
                                                       ================       ================

Note:  Certain prior year's amounts have been reclassified to conform with current year presentation

     FOR ADDITIONAL INFORMATION

     Lauri Hanover                         John W. Heilshorn, Jr./Jody Burfening
     Chief Financial Officer               Lippert/Heilshorn &
     Sapiens International                 Associates Inc.
     Tel:  +1-877-554-2426                 Tel: +1-212- 838-3777
           +972-8-938-2701

     E-mail: lauri.h@sapiens.com           E-mail: jody@lhai.com
             -------------------                   -------------


             SAPIENS TO BUILD CORE APPLICATIONS FOR ADP NEDERLAND BV

                        USING SAPIENS EMERGE(TM) SOLUTION

Research Triangle Park, NC--October 24, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced that Automatic Data Processing Nederland BV ("ADP"), a provider of computerized transaction processing, data communications and information services, chose Sapiens to build its ADRES Database and to implement an information Message Broker System. At the customer's request, terms of the agreement were not disclosed.

In the first phase of the project, Sapiens will use eMerge, its comprehensive solution for the transition to e-business, to build ADP's ADRES Database, which will serve as a single repository for clients' contact information, such as addresses, contact persons, sales-persons, etc. This new repository will replace similar functionality across many diverse applications on a variety of platforms and will allow fast information retrieval. In the second phase of the project, Sapiens will use eMerge to build the ADP Message Broker, a customizable middleware application that "brokers" messages between various systems on a number of platforms. The initial use of the ADP Message Broker will be to notify ADP's existing, non-centralized systems of changes to clients' information in the new ADRES Database. This application will replace ADP's existing update processes.

Commenting on the project, Herman Pompe, ADP's Manager, Internal Systems said:
"ADP Nederland BV has chosen Sapiens to build two systems: the ADRES database (ADP's Relation System), which is aimed at maintaining the data of all of our relations and a Message Broker system, which will deal with the changes in the decentralized systems. ADP Nederland BV have chosen Sapiens following the successful implementation of various projects and their ability to fully understand our business needs."

Yair Spitzer, Vice President, Sapiens UK, added: "We are delighted to have been awarded this eMerge project by ADP. Their confidence in us confirms our reputation in delivering end-to-end business-critical solutions, which enable full integration of a company's various systems."

About ADP

ADP Nederland BV offers systems and services for human resource management and payroll. ADP Nederland BV is the only company in Holland where the core business is payroll and human resource management. The company has 480 employees and more than US $ 52 million in revenues. Every month over 800.000 employees in Holland get their salary via ADP Nederland BV. The head office resides in Capelle aan den IJssel. Besides Capelle, ADP has offices in Utrecht and Nijmegen. ADP Nederland BV is part of ADP, Inc (NYSE: AUD - news). ADP, Inc has over US $6 billion in annual revenues and is one of the largest independent computing services firms in the world, with more than 450,000 clients. ADP provides computerised transaction processing, data communications, software, and information services to companies in virtually every industry. The Company continually uses technological advancements to develop innovative products that meet the long-term business needs of its clients. As a leading outsourcing vendor, ADP is leveraging its position to provide competitive, cost-effective services to its clients worldwide.

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

     FOR ADDITIONAL INFORMATION

     Lauri Hanover                         John W. Heilshorn, Jr./Jody Burfening
     Chief Financial Officer               Lippert/Heilshorn &
     Sapiens International                 Associates Inc.
     Tel:  +1-877-554-2426                 Tel: +1-212- 838-3777
           +972-8-938-2701
     E-mail: lauri.h@sapiens.com           E-mail: jody@lhai.com
             -------------------                   -------------


                AXA CHOOSES SAPIENS TO IMPLEMENT A COMPREHENSIVE

                             EURO TRANSITION PROJECT

Research Triangle Park, NC--October 26, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced that AXA Ireland Limited, part of the AXA Group, one of the world's leading insurance and asset management companies, has selected Sapiens to implement an end-to-end euro transition project using Sapiens EuroMigration(TM) solution. At the customer's request, terms of the agreement were not disclosed.

The various phases of the project include the mapping of AXA's system components into a configuration repository, followed by the impact analysis, data conversion and code remediation for Datacom and Ideal with regard to AXA's mainframe operational systems in Ireland. The solution is aimed at selectively wrapping tables and differentiating between currencies in order to meet all of AXA's conversion requirements.

Commenting on this project, Mr. Bernard Moore, EMU Programme Manager, said: "We chose Sapiens to conduct this comprehensive project as they are a global euro solution provider with extensive experience in delivering large-scale euro migration projects. The Sapiens EuroMigration solution will enable the smooth and rapid transition of our IT systems to the euro, and allow us to maintain our competitive advantage in Ireland as one of the leading insurance and asset management companies."

Mr. Yair Spitzer, Vice President, Sapiens UK, added: "We are delighted to have the opportunity to work with AXA on this large-scale euro conversion project. We will continue to expand every effort to provide our customers with leading solutions that enhance their competitive advantage."

About AXA Ireland

AXA Ireland, which owns PMPA, AXA Broker and AXA Direct, is Ireland's largest personal lines insurer. Formally trading as PMPA, Guardian Insurance and Guardian Direct it sells directly to customers by way of 30 branch offices nation-wide, through insurance brokers and a direct telesales operation. AXA Ireland is part of the global AXA Group, which has been built on a clear strategic vision: to become leaders worldwide in insurance and related financial services.

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[GRAPHIC OMITTED]

     FOR ADDITIONAL INFORMATION

     Lauri Hanover                         John W. Heilshorn, Jr./Jody Burfening
     Chief Financial Officer               Lippert/Heilshorn &
     Sapiens International                 Associates Inc.
     Tel:  +1-877-554-2426                 Tel: +1-212- 838-3777
           +972-8-938-2701
     E-mail: lauri.h@sapiens.com           E-mail: john@lhai.com
             -------------------                   -------------


                SAPIENS INTERNATIONAL ANNOUNCES MANAGEMENT CHANGE

Research Triangle Park, N.C.--October 4, 2000 --Sapiens International Corporation N.V. (Nasdaq NM: SPNS), a global e-business solution provider, today announced that Lauri Hanover, Executive Vice President and CFO will be leaving at the end of the year to fill the position of Senior Vice President and CFO at NICE Systems Ltd. (Nasdaq:NICE).

Dani Falk, President and Chief Executive Officer said, "We are in the process of establishing the Sapiens-Ness Technologies Inc. management team to lead the combined company's operations. Ness has a very experienced and talented finance and operations management. With the closing, Ness' CFO will assume responsibility for the combined company's finance function. Lauri will play an integral role in a smooth transition through the closing and we wish her well in her new position."

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, The Principal Financial Group and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         Sapiens International Corporation N.V.
                                                      (Registrant)




Date: October 31, 2000                         By:   /s/ Steve Kronengold
                                                   ------------------------
                                                      Steve Kronengold
                                                      General Counsel